Mail Stop 0309	January 21, 2005

George A. Scangos, Ph.D.
President and Chief Executive Officer
Exelixis, Inc.
170 Harbor Way
P.O. Box 511
South San Francisco, CA 94083

Re:  	Exelixis, Inc.
	Registration Statement on Form S-3
File No. 333-122079, filed January 14, 2005

Dear Dr. Scangos:

	We have limited our review of the above referenced filing to monitor only for any affiliation among the selling security holders and any broker-dealers. Please tell us whether any of the selling security holders are broker-dealers or affiliates of a broker-dealer.
If any selling security holders are broker-dealers, please revise to identify these security holders and clearly state that these security holders are underwriters, unless the shares were issued as underwriting compensation. If any of the security holders are affiliates of a broker dealer, then revise to indicate whether these selling security holders purchased the shares in the ordinary course of business. We may have further comments upon review of your response.

	Please amend your registration statement in response to the above comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

 	Please direct any questions to Anne Nguyen, Attorney-Advisor, at
(202) 942-2895.

         	               					Sincerely,



                	          					Jeffrey
Riedler
                           					Assistant
Director


cc:	Christoph Pereira, Esq.
Vice President, Legal Affairs and Secretary
Exelixis, Inc.
170 Harbor Way
P.O. Box 511
South San Francisco, CA 94083
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George A. Scangos, Ph.D.
Exelixis, Inc.
January 21, 2005
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